Exhibit 16

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

June 25, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. The engagement partner and engagement manager are no longer with Arthur Andersen LLP. We have read the first, second and third paragraphs of Item 4 included in the Form 8-K dated June 24, 2002, of Crescent Real Estate Equities Company filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,

ARTHUR ANDERSEN LLP

By:  /s/ Richard J. Howell